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1746 (11-02)    INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                                 ------------------------------
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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                              Ascendia Brands, Inc.
-------------------------------------------------------------------------------
                                (Name of Company)

                    Common Stock, par value $0.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15670X104
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

      Mathew Hoffman, Esq.                               Eleazer Klein, Esq.
  Prentice Capital Management, LP                     Schulte Roth & Zabel LLP
   623 Fifth Avenue, 32nd Floor                          919 Third Avenue
       New York, NY 10022                               New York, NY 10022
        (212) 756-8040                                    (212) 756-2376

-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 17, 2006
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                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO.  15670X104                                       PAGE 2 OF 5 PAGES
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Prentice Capital Management, LP
     73-1728931
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC (See Item 3)
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
               ----------------------------------------------------------------
                  8      SHARED VOTING POWER

                         3,322,482
               ----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0
               ----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         3,322,482
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     3,322,482
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

     23.9%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO.  15670X104                                       PAGE 3 OF 5 PAGES
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael Zimmerman
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC (See Item 3)
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
                  -------------------------------------------------------------
                  8      SHARED VOTING POWER

                         3,322,482
                  -------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0
                  -------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         3,322,482
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     3,322,482
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

     23.9%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  15670X104                                       PAGE 4 OF 5 PAGES
--------------------------------------------------------------------------------


                         AMENDMENT NO. 2 TO SCHEDULE 13D

         Reference is made to the Statement on Schedule 13D filed on July 10, 2006, as amended on August 7, 2006 (the "Schedule 13D"), on behalf of Prentice Capital Management, LP ("Prentice Capital Management") and Michael Zimmerman ("Mr. Zimmerman" and, together with Prentice Capital Management, the "Reporting Persons"), relating to the Common Stock, par value $0.001 per share, of Ascendia Brands, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company. Capitalized terms used herein and not otherwise defined have the meanings given to them in the Schedule 13D.

         The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Each of Prentice Capital Management and Mr. Zimmerman disclaims beneficial ownership of all of the Shares reported in this Schedule 13D.

ITEM 4.         PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended to include the following:

         The Reporting Persons have entered into discussions with the Company about potentially providing or back-stopping the financing in connection with the Acquisition (as defined in the Notes), and, in connection therewith, the Reporting Persons are discussing with the Company a potential restructuring of the terms of the securities, including any Shares, Notes and Warrants of the Company held by the Reporting Persons.

         In addition, the Series B Warrant has been amended to provide that the Series B Warrant is exercisable on any day on or after the earlier of (x) the date of the consummation of the Acquisition or (y) November 30, 2006.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  15670X104                                       PAGE 5 OF 5 PAGES
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2006

PRENTICE CAPITAL MANAGEMENT, LP



By:  /s/ MICHAEL WEISS
     -----------------------------------
     Name:  Michael Weiss
     Title:  Chief Financial Officer


MICHAEL ZIMMERMAN



/s/ MICHAEL ZIMMERMAN
-----------------------------------
    Michael Zimmerman